Exhibit 21.1

LITHIUM AMERICAS CORP.

LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction
1339480 B.C. Ltd.	British Columbia, Canada
LAC Management LLC	Nevada, USA
LAC US Corp.	Nevada, USA
Lithium Nevada Ventures LLC	Delaware, USA
Lithium Nevada Projects LLC	Nevada, USA
Lithium Nevada LLC	Nevada, USA